



19005585

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

OMB APPROVAL

OMB Number: 3235-0123
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SEC FILE NUMBER

8- 66892

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Merger & Acquisition Capital Services, LLC.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 East 53rd Street

(No. and Street)

New York   **NY**   **10022**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Barbieri 212-750-0630

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer, LLP.

(Name – *if individual, state last, first, middle name*)

555 Fifth Ave - 9th Floor   **New York**   **NY**   **10017**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Ralph Barbieri _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merger & Acquisition Capital Services, LLC. _____ , as of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

LING L. WU
Notary Public - State of New York
No. 01WU6382499
Qualified in Kings County
My Commission Expires Oct. 29, 2022

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MERGER & ACQUISITION CAPITAL SERVICES.

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

RAINES AND FISCHER LLP   CERTIFIED PUBLIC ACCOUNTANTS



555 FIFTH AVENUE	TEL. 212 953 9200
9TH FLOOR	FAX. 212 953 9366
NEW YORK, NY 10017	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Merger & Acquisition Capital Services LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Merger & Acquisition Capital Services, LLC (the "Company"), as of December 31, 2018, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes, and schedules of computation of net capital under SEC Rule 15c3-1 and information relating to possession or control requirements under SEC Rule 15c3-3, (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedules of computation of net capital and information relating to possession or control requirements have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

New York, New York
February 15, 2019

MERGER & ACQUISITION CAPITAL SERVICES,
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Current assets:

Cash	$	178,799
Loan receivable		6,000
Prepaid expenses		11,997
Total Assets		196,796

LIABILITES AND MEMBERS' EQUITY

Current Liabilities:

Accrued expenses		11,656
Members' Equity		185,140
Total liabilities and members' equity	$	196,796

MERGER & ACQUISITION CAPITAL SERVICES,
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Income:

Investment advisory fee	$	7,336,903
Other		6
Total Revenue		7,336,909

Expenses:

Salary and wage expense	1,494,314
Operating expenses	10,239
Consulting fees	87,867
Regulatory, licensing fees	26,192
Total expenses	1,618,612
Net Income	$ 5,718,297

MERGER & ACQUISITION CAPITAL SERVICES,
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Opening members equity, January 1, 2018	$	716,843
Less: Member distributions		(6,250,000)
Plus: Net Income		5,718,297
Ending members equity, December 31, 2018	$	185,140

MERGER & ACQUISITION CAPITAL SERVICES,
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows provided by operating activities:

Net Income	$ 5,718,297
Adjustments to reconcile net income to	
cash from operating activities:	
Decrease in accounts receivable	272,000
Increase in prepaid expenses	(2,958)
Decrease in accrued expenses & accounts payable	(78,609)
Net cash provided by operating activities	5,908,730

Cash flows from financing activities:

Member Distributions	(6,250,000)
Net cash used in financing activities	(6,250,000)
Net decrease in cash	(341,270)
Cash at January 1, 2018	520,069
Cash - at December 31, 2018	$ 178,799

1. Statement of Significant Accounting Policies:

Organization:

Merger & Acquisition Capital Services, LLC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides specialist investment, advisory and financial services specifically to participants within the insurance industry.

Revenue recognition:

Income is recognized upon the finalization of each individual transaction and after the approval has been received from the respective states' Department of Insurance.

Income taxes:

The Company is a limited liability company, and has elected to be treated as a disregarded entity for income tax purposes. Its operating results are included with those of its Parent and therefore, the Company itself is not subject to U .S. federal or state income taxes.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2015, 2016 and 2017.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2018, there were no cash equivalents.

1. Statement of Significant Accounting Policies: (continued)

Property and equipment:

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

2. Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-l. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $167,143 which exceeded its requirement of $5,000 by $162,143. The Company had a ratio of aggregate indebtedness to net capital of .07 to 1 as of December 31, 2018.

3 Related Party transactions:

An affiliated company has agreed pursuantly to a services agreements to make available to the Company certain facilities and provide for performance of certain services.
No payments were made in connection with this service agreements in 2018.

4 Subsequent Events Evaluation:

Management has evaluated subsequent events through February 15, 2019 the date the financial statements were available to be issued. The company does not expect any subsequent events requiring disclosure or adjustment to the year-end 2018 financial statements.

SUPPLEMENTAL INFORMATION

MERGER & ACQUISITION CAPITAL SERVICES,
(A LIMITED LIABILITY COMPANY)
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Members' equity	$	185,140
Non-allowable assets:		
Loan receivable		6,000
Prepaid expenses		11,997
Total non-allowable assets		17,997
Net Capital		167,143
Less minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness		
of $5,000		5,000
Excess net capital	$	162,143
Ratio of aggregate indebtedness to net capital		.07 to 1
Aggregate indebtedness:		
Accounts payable and accrued expenses		11,656
	$	11,656

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
Reconciliation with the Company's computation (included in Part IIA of form X-17-a-5 as of December 31, 2018):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	167,143
Net capital per above	167,143
Difference	-

MERGER & ACQUISITION CAPITAL SERVICES
(A LIMITED LIABILITY COMPANY)

SCHEDULE III – Information Relating to Possession
or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

DECEMBER 31, 2018

The Company claims exemption from the
Requirements of Rule 15c3-3 under Section (k)(2)(i) of
the Rule.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Merger & Acquisition Capital Services LLC:

We have reviewed management's statements, included in the accompanying Merger & Acquisition Capital Services LLC Assertions Report, in which (1) Merger & Acquisition Capital Services LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Merger & Acquisition Capital Services LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Merger & Acquisition Capital Services LLC stated that Merger & Acquisition Capital Services LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Management of Merger & Acquisition Capital Services LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Merger & Acquisition Capital Services LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

New York, New York
February 15, 2019

MERGER & ACQUISITION CAPITAL SERVICES
(A LIMITED LIABILITY COMPANY)

Merger & Acquisition Capital Services, LLC (the Company), to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as: "Special Account for the Exclusive Benefit of Customers of Merger & Acquisition Capital Services, LLC.".

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption during the entire calendar year ending December 31, 2018, without exception.

I, Ralph Barbieri, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

Merger & Acquisition Capital Services, LLC

Dated: 2/15/2019

By: _____
Ralph Barbieri, Chief Financial Officer

13

RAINES AND FISCHER LLP   CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
 Merger & Acquisition Capital Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Merger & Acquisition Capital Services, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Merger & Acquisition Capital Services, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries listed in the disbursement journals, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 15, 2019

13

MERGER & ACQUISITION CAPITAL SERVICES,
(A LIMITED LIABILITY COMPANY)
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT
FOR THE PERIOD JANUARY 1, 2018 THROUGH DECEMBER 31,2018

Determination of SIPC Net Operating Revenues:

Total revenue (FOCUS Line 12/Part IIA Line 9)	$	7,336,909
Additions		-
Deductions		-
SIPC Net Operating Revenue	$	7,336,909

Determination of General Assessment

SIPC Net Operating Revenue	$	7,336,909
General Assessment @.0015	$	11,005

Assessment Remittance

Amount of General Assessment	$	11,005
Less: Payment made with Form SIPC-6 in July 2018		9,649
Assessment balance due	$	1,356

**Reconciliation with the Company's computation of SIPC Net Operating Revenue for the period
January 1, 2018 through December 31, 2018:**

SIPC Net Operating Revenue as computed by the company on Form SIPC-7	$	7,336,909
SIPC Net Operating Revenue as computed above		7,336,909
Difference	$	-

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __Dec 31, 2018__

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WORKING COPY

> 66892 FINRA DEC
> Merger & Acquisition Capital ervices, LLC
> 320 East 53rd Street
> New York, NY. 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ralph Barbieri 212-750-0630

2. A. General Assessment (item 2e from page 2) $ 11,005

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (9,649)
     7/24/2018
         Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   1,356

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,356

   G. **PAYMENT:** √ the box
     Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☑ $ 1,356
     Total (must be same as F above)

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Merger & Acquisition Capital Services, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 31 day of January , 20 19 .

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,336,909

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)

       Total deductions

2d. SIPC Net Operating Revenues $ 7,336,909

2e. General Assessment @ .0015 $ 11,005

(to page 1, line 2.A.)

2